CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"



ANNUAL REPORT

564 W 700 S, Suite 401

Pleasant Grove, UT 84062

0

https://www.clearwaterdistilling.com/

This Annual Report is dated April 23, 2021.

BUSINESS

Clear Water Distilling Company LLC (dba "Clear Water") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Previous Offerings

Between 2020 and 2019, we sold 279,073 [shares of common stock] in exchange for $2.42 per share under Regulation Crowdfunding.

Name: Voting Units
Type of security sold: Equity

Final amount sold: $0.01
Number of Securities Sold: 2,800,997
Use of proceeds: Founders Units
Date: April 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Units
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 299,999
Use of proceeds: Startup Funding
Date: April 23, 2018
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

The company spent 2019 developing spirits, getting vendors, formula and bottle approval, installing the stills, and ramping up for production. That explains the large expenditures for the year. Bottle sales began in March of 2020.

Historical results and cash flows:

The company is now open for business, though the sales plan had to pivot because of the recent stay-at-home restrictions. In-person tasting room sales have been delayed as online sales/ e-commerce is happening sooner than expected. The spirits are available in 30 states through an online distributor, LibDib, and sales partner, SpeakeasyCo. The spirits industry is seeing record sales and this e-commerce is a great opportunity.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,253.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has approximately 137,000 in debt, including equipment leases, loans, and credit cards.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matt Eau Claire
Matt Eau Claire's current primary role is with Data Architecture Consulting. Matt Eau Claire currently services 30 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Manager
Dates of Service: December 05, 2017 - Present
Responsibilities: Final Decisions, Manage External Issues, The Boss

Other business experience in the past three years:

Employer: USANA Health Sciences
Title: Enterprise Data Architect
Dates of Service: March 27, 2017 - March 15, 2019
Responsibilities: Manage and analyze all data for the company
Other business experience in the past three years:

Employer: InterTec
Title: Data Architecture Consultant
Dates of Service: August 01, 2016 - March 26, 2017
Responsibilities: Data Architecture and Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Units
Member Name: Matthew D Eau Claire
Amount and nature of Beneficial ownership: 1,801,000
Percent of class: 64.3

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 442,148 shares of common stock, par value $2.42 per share. As of December 31, 2020, 163,075- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"

By /s/ *Matthew Eau Claire*

      Name: Matthew Eau Claire

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Clear Water Distilling Company

Balance Sheet Comparison
As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
1000 Chase Business Checking	35,028.84	13,020.44	22,008.40	169.03 %
1001 Savings	49.69		49.69	
1012 Cash-on-Hand	110.38	7,631.18	-7,520.80	-98.55 %
1050 Savings for Taxes	64.66		64.66	
Total Bank Accounts	**$35,253.57**	**$20,651.62**	**$14,601.95**	**70.71 %**
Accounts Receivable				
1120 Accounts Receivable	-2,022.00		-2,022.00	
Total Accounts Receivable	**$ -2,022.00**	**$0.00**	**$ -2,022.00**	**0.00%**
Other Current Assets				
1215 Inventory Asset	6,454.28		6,454.28	
1250 Merchandise Inventory	1,454.59		1,454.59	
1300 Inventory				
1310 Bottled Spirit	20,639.21		20,639.21	
1320 Bulk Spirit	10,384.04		10,384.04	
1330 Ingredients	5,345.73	3,029.10	2,316.63	76.48 %
1340 Supplies	18,474.34	498.71	17,975.63	3,604.43 %
1350 WIP	0.00		0.00	
Total 1300 Inventory	**54,843.32**	**3,527.81**	**51,315.51**	**1,454.60 %**
1410 Inventory Asset-1	0.00		0.00	
1420 Uncategorized Asset	0.00	0.00	0.00	
1450 Undeposited Funds	67.56		67.56	
Total Other Current Assets	**$62,819.75**	**$3,527.81**	**$59,291.94**	**1,680.70 %**
Total Current Assets	**$96,051.32**	**$24,179.43**	**$71,871.89**	**297.24 %**
Fixed Assets				
1505 Other Machinery	10,082.66	5,623.88	4,458.78	79.28 %
1506 Accumulated Depreciation Other Machinery	-1,758.97	-690.07	-1,068.90	-154.90 %
Total 1505 Other Machinery	**8,323.69**	**4,933.81**	**3,389.88**	**68.71 %**
1510 Manufacturing Equipment	15,500.06	15,500.06	0.00	0.00 %
1511 Accumulated Depreciation Manufacturing Equipment	-2,321.37	-178.50	-2,142.87	-1,200.49 %
Total 1510 Manufacturing Equipment	**13,178.69**	**15,321.56**	**-2,142.87**	**-13.99 %**

Clear Water Distilling Company

Balance Sheet Comparison

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
1515 R & D Equip	8,408.96	8,408.96	0.00	0.00 %
1516 Accumulated Depreciation R & D Equipment	-991.56	-75.99	-915.57	-1,204.86 %
Total 1515 R & D Equip	**7,417.40**	**8,332.97**	**-915.57**	**-10.99 %**
1520 Leasehold Improvements	24,438.39	24,438.39	0.00	0.00 %
1521 Accumulated Amortization Leasehold Improvements	-5,943.16	-455.48	-5,487.68	-1,204.81 %
Total 1520 Leasehold Improvements	**18,495.23**	**23,982.91**	**-5,487.68**	**-22.88 %**
1525 Office Equipment	0.00	1,000.00	-1,000.00	-100.00 %
1526 Accumulated Depreciation Office Equipment	0.00	-131.43	131.43	100.00 %
Total 1525 Office Equipment	**0.00**	**868.57**	**-868.57**	**-100.00 %**
1527 Lab Equipment	1,281.65	1,281.65	0.00	0.00 %
1528 Accumulated Depreciation Lab Equipment	-197.74	-14.65	-183.09	-1,249.76 %
Total 1527 Lab Equipment	**1,083.91**	**1,267.00**	**-183.09**	**-14.45 %**
1605 Capital Lease 1 Items				
1605.1 Still Dragon 200L	22,865.00	22,865.00	0.00	0.00 %
1605.2 8 inch Gin Basket	2,135.00	2,135.00	0.00	0.00 %
1605.3 Digital Thermometers	549.50	549.50	0.00	0.00 %
1606 Lease 1 Accumulated Depreciation	-7,600.00	-3,700.00	-3,900.00	-105.41 %
Total 1605 Capital Lease 1 Items	**17,949.50**	**21,849.50**	**-3,900.00**	**-17.85 %**
1610 Capital Lease 2 Items				
1610.1 Ernest Fermenter	2,500.00	2,500.00	0.00	0.00 %
1610.2 FScott Fermenter	2,500.00	2,500.00	0.00	0.00 %
1610.3 Jupiter Mash Tun	3,500.00	3,500.00	0.00	0.00 %
1610.4 380 L Still (100 Gallon)	11,812.50	11,812.50	0.00	0.00 %
1610.5 Pump Truck	2,850.00	2,850.00	0.00	0.00 %
1610.6 Heating Elements	2,065.00	2,065.00	0.00	0.00 %
1610.7 Two Distillery Hoses 5 foot	777.28	777.28	0.00	0.00 %
1610.8 Two Distillery Hoses 20 foot	1,468.55	1,468.55	0.00	0.00 %
1611 Lease 2 Accumulated Depreciation	-9,739.56	-5,214.89	-4,524.67	-86.76 %
Total 1610 Capital Lease 2 Items	**17,733.77**	**22,258.44**	**-4,524.67**	**-20.33 %**
Total Fixed Assets	**$84,182.19**	**$98,814.76**	**$ -14,632.57**	**-14.81 %**
TOTAL ASSETS	**$180,233.51**	**$122,994.19**	**$57,239.32**	**46.54 %**

Clear Water Distilling Company

Balance Sheet Comparison

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2000 Accounts Payable	10,383.01	23,320.50	-12,937.49	-55.48 %
Total Accounts Payable	**$10,383.01**	**$23,320.50**	**$ -12,937.49**	**-55.48 %**
Credit Cards				
2100 Chase Ink Business Visa				
2101 Stephanie Chase Ink Bus Visa	13,604.59	306.66	13,297.93	4,336.38 %
2102 James Chase Ink Bus Visa	22.65	379.31	-356.66	-94.03 %
2103 Matt Chase Ink Bus Visa	0.00	0.00	0.00	
2104 Matt Eau Claire Visa Credit Card	-20,020.14	34,880.82	-54,900.96	-157.40 %
2105 Grant Lewis Visa Credit Card	0.00		0.00	
Total 2100 Chase Ink Business Visa	**-6,392.90**	**35,566.79**	**-41,959.69**	**-117.97 %**
Total Credit Cards	**$ -6,392.90**	**$35,566.79**	**$ -41,959.69**	**-117.97 %**
Other Current Liabilities				
2250 Eau Claire Loans to Clear Water	39,341.78	32,340.79	7,000.99	21.65 %
2260 Nate Farnsworth Loan to Clear Water	11,000.00		11,000.00	
2270 David Pierson Loan 25k to Clear Water	31,125.00		31,125.00	
2275 David Pierson Loan 9k to Clear Water	9,900.00		9,900.00	
Direct Deposit Payable	871.02		871.02	
Payroll Liabilities				
Federal Taxes (941/944)	72.06		72.06	
Federal Unemployment (940)	5.87		5.87	
UT Income Tax	31.75		31.75	
UT Unemployment Tax	69.41		69.41	
Total Payroll Liabilities	**179.09**		**179.09**	
Sales Tax Agency Payable	3,179.14		3,179.14	
Total Other Current Liabilities	**$95,596.03**	**$32,340.79**	**$63,255.24**	**195.59 %**
Total Current Liabilities	**$99,586.14**	**$91,228.08**	**$8,358.06**	**9.16 %**
Long-Term Liabilities				
2605 Capital Lease 1	16,221.85	20,682.90	-4,461.05	-21.57 %
2610 Capital Lease 2	20,931.85	25,976.45	-5,044.60	-19.42 %
Total Long-Term Liabilities	**$37,153.70**	**$46,659.35**	**$ -9,505.65**	**-20.37 %**
Total Liabilities	**$136,739.84**	**$137,887.43**	**$ -1,147.59**	**-0.83 %**

Clear Water Distilling Company

Balance Sheet Comparison

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
Equity				
2920 Fred & Judy Metz Equity	100,000.00	100,000.00	0.00	0.00 %
2930 Common Stock Crowd Funding	538,300.22	36,133.75	502,166.47	1,389.74 %
2980 Retained Earnings	-151,026.99	-17,219.03	-133,807.96	-777.09 %
2999 Opening Balance Equity	0.00		0.00	
Net Income	-443,779.56	-133,807.96	-309,971.60	-231.65 %
Total Equity	**$43,493.67**	**$ -14,893.24**	**$58,386.91**	**392.04 %**
TOTAL LIABILITIES AND EQUITY	**$180,233.51**	**$122,994.19**	**$57,239.32**	**46.54 %**

CERTIFICATION

I, Matthew Eau Claire, Principal Executive Officer of CLEARWATER DISTILLING COMPANY LLC dba "Clear Water", hereby certify that the financial statements of CLEARWATER DISTILLING COMPANY LLC dba "Clear Water" included in this Report are true and complete in all material respects.

Matthew Eau Claire

Principal Executive Officer